Filed Pursuant to Rule 433 Registration Statement No. 333-229539 November 25, 2019

Final Term Sheet

€850,000,000 0.250% Notes due 2024

€800,000,000 0.750% Notes due 2029

€750,000,000 1.000% Notes due 2031

Issuer:	Stryker Corporation

	2024 Notes	2029 Notes	2031 Notes

Security Type:	0.250% Notes due 2024	0.750% Notes due 2029	1.000% Notes due 2031

Principal Amount:	€850,000,000	€800,000,000	€750,000,000

Maturity Date:	December 3, 2024	March 1, 2029	December 3, 2031

Interest Payment Dates:	Each December 3, commencing December 3, 2020	Each March 1, commencing March 1, 2021	Each December 3, commencing December 3, 2020

Day Count Convention:	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Coupon (Interest Rate):	0.250% per year	0.750% per year	1.000% per year

Benchmark German Government Security:	OBL 0.000% due October 2024	DBR 0.250% due February 2029	DBR 0.000% due August 2029

Benchmark German Government Security Price/Yield:	102.880%; -0.579%	106.005%; -0.388%	103.480%; -0.351%

Spread to Benchmark German Government Security:	+90.3 bps	+115.5 bps	+142.5 bps

Yield to Maturity:	0.324%	0.767%	1.074%

Mid-Swap Yield:	-0.226%	0.017%	0.174%

Spread to Mid-Swap Yield:	+55 bps	+75 bps	+90 bps

Price to Public:	99.634%	99.848%	99.171%

Optional Redemption Provisions:

Make-Whole Call:	Comparable Government Bond Rate + 15 bps	Comparable Government Bond Rate + 20 bps	Comparable Government Bond Rate + 25 bps

Par Call:	On or after November 3, 2024, at par	On or after December 1, 2028, at par	On or after September 3, 2031, at par

CUSIP/ISIN:	863667AV3 / XS2087622069	863667AW1 / XS2087639626	863667AX9 / XS2087643651

Common Code:	208762206	208763962	208764365

Special Mandatory Redemption:	In the event that the Issuer does not consummate the tender offer in connection with acquisition of Wright Medical Group N.V. on or prior to February 4, 2021 or at any time prior to such date, the Issuer notifies the trustee in writing that the Purchase Agreement has been terminated, the Issuer will be required to redeem each series of notes (other than the 2029 Notes) in whole and not in part at a special mandatory redemption price equal to 101% of the aggregate principal amount of such series of notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

Expected Ratings*:	Baa1 (stable) (Moody’s) / A- (stable) (Standard & Poor’s)

Trade Date:	November 25, 2019

Settlement Date**:	December 3, 2019 (T+5)

Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas Goldman Sachs & Co. LLC Morgan Stanley & Co. International plc

Senior Co-Managers:	Citigroup Global Markets Limited Merrill Lynch International Wells Fargo Securities International Limited

Co-Managers:	Citizens Capital Markets, Inc. HSBC Securities (USA) Inc. Mizuho International plc MUFG Securities EMEA plc PNC Capital Markets LLC Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security. No report of any rating agency is being incorporated by reference herein.

**

It is expected that delivery of the notes will be made against payment therefor on or about December 3, 2019, which is the fifth U.S. business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.